aub ID

17005077

SEC Mail Processing Section

MAR 01 2017

Washington DC 408

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLKing & Associates, Inc. & Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Nine Elk Street
(No. and Street)

Albany (City) NY (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A Benton (518) 431-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

515 Broadway (Address) Albany (City) NY (State) 12207 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Benton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. L. King & Associates, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Lucinda Listing

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUCINDA G. LISTING
Notary Public, State of New York
No. 01LI4840528
Qualified in Rensselaer County
Commission Expires December 31, 2017

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Table of Contents

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
C.L. King & Associates, Inc.:

We have audited the accompanying consolidated statement of financial condition of C.L. King & Associates, Inc. and its subsidiary as of December 31, 2016 (the financial statement). The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of C.L. King & Associates, Inc. and its subsidiary as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Albany, New York
February 28, 2017

C.L. KING & ASSOCIATES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	216,934
Cash and securities segregated under federal and other regulations		27,956,154
Collateralized agreements:		
Securities borrowed		103,012,354
Securities purchased under agreements to resell		13,236,556
Deposits with clearing organizations and others		9,377,302
Receivables from:		
Broker-dealers and clearing organizations		288,639
Customers		182,762
Related parties		130,762,428
Securities owned, at fair value ($8,201,032 pledged as collateral)		98,517,122
Property and equipment, net		495,899
Other assets		1,300,083
Total assets	$	385,346,233
Liabilities and Stockholders' Equity		
Short-term bank loans	$	25,600,000
Securities loaned		135,344,829
Securities sold, but not yet purchased, at fair value		17,006,911
Payables to:		
Brokers, dealers and clearing organizations		3,905,042
Customers		3,078,357
Related parties		166,488,826
Accounts payable and accrued expenses		6,828,964
Total liabilities		358,252,929
Commitments and contingencies (Note 9)		
Subordinated borrowings – related party		14,000,000
Stockholders' equity:		
Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares		3,050
Additional paid-in capital		17,149,655
Retained earnings		(4,034,788)
Less treasury stock, at cost, 9,250 shares		(24,613)
Total stockholders' equity		13,093,304
Total liabilities and stockholders' equity	$	385,346,233

See accompanying notes to consolidated statement of financial condition.

(1) Organization

The consolidated statement of financial condition includes the accounts of C.L. King & Associates, Inc. (the Company) and its wholly owned subsidiary Jetco V, LLC that was not active throughout 2016. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). The Company is engaged principally in the trading and brokerage of equity and fixed income securities and other investment products for individual and institutional customers throughout the United States. In its capacity as a broker-dealer, the Company may clear derivative products for clients and affiliates on certain exchanges.

(2) Significant Accounting Policies

(a) Basis of Presentation

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Material intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2016 have been made.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents.

(d) Securities Transactions

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Realized and unrealized gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities of the Company and of a related party used as collateral for bank and securities lending activities consist of exchange-listed equity securities and/or fixed income securities.

(e) Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company will obtain possession of collateral in the form of United States government securities with a fair value equal to or in excess of the principal amount of cash loaned under resale agreements ($13,237,658 as of December 31, 2016). The securities received were all used to make delivery on Company short sales of these securities. These agreements mature within 30 days.

The Company monitors the collateral and exposure related to margin accounts, resale agreements and securities borrowed and when necessary establishes a reserve. The Company has not established a reserve for financial assets as of December 31, 2016.

The Company has elected not to offset resale and repurchase agreements with the same counterparty on the consolidated statement of financial condition.

(f) Securities-Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company has elected not to offset receivables and payables for securities borrowed and lent with the same counterparty on the consolidated statement of financial condition.

(g) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for using both straight line and accelerated methods with lives ranging from three to ten years.

(h) Financial Instruments

The financial instruments of the Company are reported on the consolidated statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument, except subordinated borrowings. The fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2016 is not readily estimable due to a lack of an observable market for these or similar instruments.

Securities segregated under federal and other regulations, receivables and payables from and to brokers, dealers, clearing organizations, customers and related parties and short-term bank loans, are reported on the consolidated statement of financial condition at amortized cost. While this is

estimated to approximate fair value, they are not accounted for at fair value on a recurring basis and therefore are not included in the Company's fair value hierarchy detailed in Note 6. Had these balances been thus included, all of them would have been classified in Level 2 as of December 31, 2016.

(i) ***Income Taxes***

No provision for income taxes has been made in the accompanying consolidated statement of financial condition as the Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

A provision shall be recognized in the consolidated statement of financial condition and to the extent an uncertain tax position is not more likely than not to be sustained upon examination. As of December 31, 2016, the Company has not recorded any provision for uncertain tax positions taken on returns filed from open tax years (2010-2015), or expected to be taken on the Company's 2016 tax return. The Company identifies its major tax jurisdictions as U.S. Federal, New York, New Jersey and Massachusetts.

(3) Cash and Securities Segregated under Federal and Other Regulations

Cash of $13,744,474 and securities of $14,211,680 as of December 31, 2016 have been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations and Securities Borrowed and Loaned

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31, 2016:

Receivables from clearing organization	$	868
Receivables from brokers for underwriting		238,216
Receivables from securities failed to deliver		49,555
	$	288,639

Payables to brokers for unsettled securities transactions, net	$	3,569,765
Payable to clearing broker		1,284
Payable to clearing organization		33,778
Payables from securities failed to receive		300,215
	$	3,905,042

Proprietary securities transactions are recorded on trade date, as if they had settled. The amounts receivable and payable for unsettled securities transactions are recorded net in payables to brokers, dealers and clearing organization on the consolidated statement of financial condition.

At December 31, 2016, the Company had $3,819,016 of Company collateral and $18,834,162 of related party (principal shareholder) collateral on deposit at the clearing organization used to facilitate securities lending.

At December 31, 2016 and the Company held securities with a fair value of $98,454,636 as collateral for its receivable for securities borrowed. Such borrowings were made to effectuate short sales by the Company and its customers and related parties.

At December 31, 2016, the Company used Company securities with a fair value of $4,215,692 and those of a related party (principal shareholder) with a fair value of $126,552,375 as collateral for its payable to brokers for securities loaned. The securities used are exchange-listed equity securities. Securities lending transactions are primarily conducted under enforceable master lending agreements that allow either party to terminate the transaction on demand. Therefore, the Company's obligations on its securities lending are all continuous at December 31, 2016.

(5) Receivables from and Payables to Customers and Related Parties

Receivables from and payables to customers and related parties include amounts from cash and margin transactions. Receivables from customers were collateralized by securities made available to the Company from customer accounts with a fair value of $94,044 and receivables from related parties were collateralized by securities with a fair value of $382,447,722 as of December 31, 2016.

(6) Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability

or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Process and Structure

The Company's trading desk marks the fixed income securities daily based upon the trader's evaluation of current market conditions, including a recent price paid for a security, subsequent trades in the security, current bid/ask prices displayed or relayed to the trader, and/or these factors as applied to a similar security. Macro conditions including interest rates, spreads to benchmark securities and issuer quality deterioration will also be considered.

On a monthly basis, Company personnel independent of the trading desk will compare the traders' prices against a third party pricing service, which additionally considers all of the security-specific factors outlined under "Fair Value Measurements." A pricing service utilizes benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. The pricing service also monitors market indicators, and industry and economic events. Information of this nature is a trigger to acquire further market data. Inputs may be prioritized differently on any given day for any security based on market conditions, and not all inputs listed are available for use for each security evaluation on any given day.

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

- *Exchange-Traded Equity Securities.* Exchange-traded equity securities are generally valued based on quoted prices from the exchange.

- *US Government & Federal Agency Obligations.* US Government & Federal agency obligations are composed of agency-issued debt, agency mortgage pass-through pool securities, and collateralized mortgage obligations. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable to-be-announced (TBA) security. Collateralized mortgage obligations are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities. All of these securities are generally categorized in level 2 of the fair value hierarchy.

- *Corporate Bonds.* The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swaps obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. Observations of equity and credit default swap curves related to the issue are considered. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy.

- *Residential Mortgage-Backed Securities (RMBS) and Asset-Backed Securities (ABS).* RMBS and ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, monthly payment information, type of collateral, delinquency rates, and loss severity. RMBS and ABS are categorized in level 2 of the fair value hierarchy.

- *Municipal Bonds.* Municipal bonds are evaluated based upon attributes including credit rating, maturity, use of proceeds, and redemption schedules. Quotes are obtained from MSRB trades, sell side dealers, brokers, and the new issue market along with material event notices. Bonds are divided by sector allowing evaluators to easily compare similar issues. All inputs are examined to validate macro and micro adjustments. Each bond is priced using the most appropriate credit curve, and adjusted for its individual attributes.

The following is a summary of the Company's securities classified by level carried at fair value at December 31, 2016:

	Securities owned	Securities sold, but not yet purchased
Valuation level:		
Level 1 – Quoted prices		
Cash segregated under Federal and other regulations	$ 13,744,474	—
Common equities	11,326,589	2,141,382
Total Level 1	25,071,063	2,141,382
Level 2 – Significant other observable inputs		
U.S. government and federal agency obligations	19,053,063	13,346,341
State and municipal bonds	67,845,981	—
Private-label mortgage-backed securities	3,465,708	—
Preferred equities	1,418,993	—
Corporate obligations	9,618,468	1,519,188
Total Level 2	101,402,213	14,865,529
Level 3 – Significant unobservable inputs	—	—
Total	$ 126,473,276	17,006,911

During the year ended December 31, 2016 the Company did not hold any Level 3 financial instruments at any time, and nor were there any transfers of securities between Levels 1 and 2.

(7) Property and Equipment

Property and equipment consists of the following at December 31, 2016:

Furniture/fixtures	$	268,735
Office equipment		2,492,943
Leasehold improvements		1,279,803
		4,041,481
Less accumulated depreciation		(3,545,582)
Property and equipment, net	$	495,899

(8) Short-Term Bank Loans

The short-term bank loans are obtained under two lines of credit: one $50,000,000 line of credit and one $25,000,000 line of credit, both with variable interest rates. The interest rate on the first of the lines is based upon the actual federal funds rate plus 1.00% (1.66% at December 31, 2016) and on the second is based upon the overnight LIBOR rate plus 1.35% (2.24% at December 31, 2016). As of December 31, 2016, the loans are collateralized by $11,458,686 of the Company's and $55,446,660 of related party (principal shareholder who was not compensated for use of their collateral) securities purchased on margin subject to certain regulatory formulas. Total unused lines of credit amounted to $49,400,000 at December 31, 2016.

(9) Commitments and Contingencies

The Company leases office space under non-cancelable operating leases which expire at various times through 2020. Certain leases contain renewal options and escalating rent. Future minimum annual rentals payable are as follows:

2017	$	1,308,312
2018		824,711
2019		777,391
2020		395,815
	$	3,306,229

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2016, the total of all open underwriting commitments was $182,140.

(a) Litigation

In the normal course of business, the Company has been named a defendant or co-defendant in various legal actions, including arbitrations, class actions and other litigation or otherwise has possible exposure, under certain claims. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages or are class actions which seek unspecified damages that could be substantial. Although there can be no assurance as to the eventual outcome of these matters, in the opinion of management based upon the advice of its attorneys, such matters will not in the aggregate have a material adverse effect on the Company's liquidity or financial position, although they could have a material effect on annual operating results in the period in which they are resolved. This estimate is based upon currently available information for those legal proceedings in which the Company is involved, where an estimate for such losses can be made. For certain cases, the Company does not believe that an estimate can currently be made. The estimate is based on various factors, including the varying stages of the proceedings and the uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be more than the current estimate.

(b) Regulatory

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory and taxing authorities agencies regarding the Company's business which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include, among other things, inquiries from the SEC, the Financial Industry Regulatory Authority (FINRA) and various state regulators and other governmental agencies.

(c) Guarantees and Indemnities

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated because there is no maximum. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

(10) Subordinated Borrowings

On March 31, 2011, June 28, 2011, March 31, 2015 and May 31, 2015 the Company entered into four separate secured demand note agreements with the Company's principal stockholder for $5,000,000, $2,000,000, $2,000,000 and $5,000,000, respectively. The June 28, 2011 and March 31, 2015 agreements bear interest at 2% and the March 31, 2011 and May 31, 2015 agreements bear interest at 4%. These are recorded as receivables from related parties and subordinated borrowings on the consolidated statement of financial condition. The debts are collateralized by $2,519,436 of cash and common stock with a fair value of $24,743,007 at December 31, 2016. The principal amount is due at maturity on March 31, 2020, June 30, 2020, March 31, 2018 and May 31, 2018, respectively.

FINRA has approved all of the Company's subordinated borrowings. Pursuant to these approvals, these amounts are allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

As of December 31, 2016, there were no drawings against the Company's subordinated borrowings.

(11) Related Party Transactions

PCM Ventures, LLC and PCM Ventures II, LLC administer and operate two investment partnerships and are affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provides execution, clearance, settlement and general accounting services to the investment partnerships operated by PCM Ventures, LLC and PCM Ventures II, LLC, and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

The Company allocates overhead and direct expenses for services provided to Paradigm Capital Management, Inc. (PCM) and to Paradigm Funds Advisor LLC (PFA), both of which are affiliated with the Company through common ownership and management, based on estimated usage of shared resources including office space, personnel and IT infrastructure.

Included in payable to related parties at December 31, 2016 is $106,519 which represents the amount received from PCM in excess of the value of services allocated for the month of December 2016.

Included in payable to related parties at December 31, 2016 is $63,649, which represents the amount received from PFA in excess of the value of services allocated for the month of December, 2016.

(12) Employee Benefit Plan

The Company maintains a deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. The Company did not make contributions to the Plan in 2016.

The Company has a deferred compensation plan for an employee. Benefits in this plan vest over a five year period. The Company has accrued $434,128 related to this plan as of December 31, 2016. These amounts are included in accounts payable and accrued expenses on the consolidated statement of financial condition.

(13) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain a minimum net capital, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $1,500,000, whichever is greater. At December 31, 2016, the Company had net capital of $15,389,659, which was 25% of aggregate debit balances and $13,889,659 in excess of required minimum net capital of $1,500,000.

(14) Financial Instruments with Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, some of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of

collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In addition, the Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at the fair value of the related securities and will incur a loss in the event of a subsequent increase in the fair value of the securities. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

(15) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to reduce the risk of loss from customer default on margin credit lending by requiring initial and maintenance margin and by monitoring the quality and concentration of collateral.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment or distribution to customers.

(16) Subsequent Events

The Company has performed an evaluation of all other subsequent events through February 28, 2017, the date the consolidated statement of financial condition was issued, and noted no further events occurring subsequent to December 31, 2016 and through the date of our evaluation requiring accrual or disclosure in the consolidated statement of financial condition.

KPMG

KPMG LLP
515 Broadway
Albany, NY 12207-2974

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
C. L. King & Associates, Inc.:

We have examined the statements made by C. L. King & Associates, Inc. and its subsidiary (the Company), included in the accompanying C. L. King & Associates, Inc.'s Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2016; (2) the Company's internal control over compliance was effective as of December 31, 2016; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or the Account Statement Rule (NASD Rule 2340) of the Financial Industry Regulatory Authority, Inc. (FINRA) that requires account statements to be sent to the customers of the Company, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, C. L. King & Associates, Inc. and its subsidiary's statements referred to above are fairly stated, in all material respects.

KPMG LLP

Albany, New York
February 28, 2017

CL KING
& ASSOCIATES
Nine Elk Street, Albany, NY 12207 Telephone (518) 431-3555 Fax (518) 431-3550
551 Madison Avenue, New York, NY 10022 Telephone (212) 421-3242 Fax (212) 421-3284
410 Park Avenue, New York, NY 10022 Telephone (212) 421-3242 Fax (212) 364-1835

C. L. King & Associates, Inc.'s Compliance Report

C. L. King & Associates, Inc.'s (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control over Compliance was effective during the most recent fiscal year ended December 31, 2016;

(3) The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2016;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2016; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

C. L. King & Associates, Inc.

I, Robert Benton, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: Robert H. Benton

Chief Financial Officer

February 28, 2017

CL KING
& ASSOCIATES
Nine Elk Street, Albany, NY 12207 Telephone (518) 431-3555 Fax (518) 431-3550
551 Madison Avenue, New York, NY 10022 Telephone (212) 421-3242 Fax (212) 421-3284
410 Park Avenue, New York, NY 10022 Telephone (212) 421-3242 Fax (212) 364-1835

February 28, 2017

U.S. Securities & Exchange Commission
450 5th Street, N.W.
Mail Stop 5-1, Document Control
Washington, DC 20549

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
406

Dear Sirs:

We submit the following reports of C.L. King & Associates, Inc. (the "Company"):

- One copy of SEC Execution Page X-17A-5 with manual signature.

- Two copies of the company's Statement of Financial Condition as of December 31, 2016.

- Two copies of the Company's Financial Statements and Supplementary Schedules pursuant to Rule 17A-5 of the Securities and Exchange Commission for the year ended December 31, 2016.

- Two copies of our Compliance report under 17 C.F.R. 240.17a-5 and the accompanying opinion thereupon by our independent auditor.

It is our understanding that the Company's Financial Statements and Supplemental Schedules, which are bound separately from the Statement of Financial Condition, shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e) (3) of Rule 17a-5.

Sincerely,

Peter Calabria
Assistant Chief Financial Officer

Enclosures